Exhibit 99.H-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
November 26, 1997

Allegheny Energy, Inc. (70-    )

         Allegheny Energy, Inc. (formerly Allegheny Power System, Inc.) ("AYE"), 10435 Downsville Pike, Hagerstown, Maryland 21740, a registered public utility holding company under the Act, has filed an application-declaration under sections 6(a), 7, 9(a)(1), 9(c)(3), 10, 11, 12, 13 and Rules 54, 58, 80-92.

         The application-declaration seeks approval of the proposed Merger (the "Merger") of AYP Sub, Inc. ("AYP Sub"), a corporation to be formed under the laws of the Commonwealth of Pennsylvania as a wholly owned subsidiary of AYE, with and into DQE, Inc. ("DQE"), a Pennsylvania corporation and electric public utility holding company which claims exemption from registration pursuant to Rule 2 under Section 3(a)(1) of the Act, by which DQE would become a wholly owned subsidiary of AYE. AYE also seeks approval for the formation and capitalization of AYP Sub, the issuance and sale of shares of AYE common stock (the "AYE Common Stock") to effect the Merger, such additional financing transactions, not otherwise exempted, as may be necessary for DQE and its subsidiaries to continue their authorized operations following the Merger, including the addition of DQE and its subsidiaries to the Allegheny Power System Money Pool and the amendment of AYE's existing financing authority to authorize AYE to provide loans and guarantees to DQE's nonutility subsidiaries on the same terms and conditions as the existing nonutility subsidiaries of AYE, the retention by AYE of the nonutility businesses of DQE and of the nonutility affiliates of DQE, the approval of service agreements to permit Allegheny Power Service Corporation ("APSC"), a subsidiary service company of AYE approved by the Commission under Section 13 of the Act and Rule 88 thereunder, to render services to DQE's utility and nonutility subsidiaries, and such other authorizations as may be necessary in connection with the proposed Merger.

         AYE, through its utility subsidiaries, is primarily engaged in providing electric service in parts of


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Pennsylvania, Virginia, Ohio, West Virginia and Maryland. As of December 31,
1996, AYE provided electric utility service to approximately 1.4 million customers throughout a 29,000 square mile service area. As of September 30, 1997, there were 122,436,317 shares of AYE Common Stock, par value $1.25 per share, outstanding. AYE's principal executive office is located in Hagerstown, Maryland. On a consolidated basis, for the twelve months ended September 30, 1997, AYE's total revenues were approximately $2.3 billion, all but approximately $55 million of which was derived from electric operations. Consolidated assets of AYE were approximately $6.5 billion, consisting of $5.2 billion in net electric utility property, plant, and equipment and $1.3 billion in other corporate assets.

         AYE has five major/1 direct and indirect nonutility subsidiaries, all of which are wholly owned: AYP Capital, which has received Commission approval pursuant to orders dated July 14, 1994 (HCAR No. 26085), February 3, 1995 (HCAR No. 26229) and October 27, 1995 (HCAR No. 26401) to pursue and develop opportunities related to power generation in unregulated markets; AYP Energy, Inc., which owns an undivided 50% interest in Unit No. 1 of the Fort Martin Power Station and markets the power from this and other generation facilities in the wholesale market; Allegheny Communications Connect, Inc., which is an exempt telecommunications company whose purpose is to develop opportunities in the unregulated communications market; Allegheny Energy Solutions, Inc. which intends to provide unregulated energy and related services to retail customers; and APSC, a service company regulated under the Act which provides various technical, engineering, operational and other services to AYE's subsidiaries at cost.

         DQE, incorporated under the laws of Pennsylvania, is an electric public utility holding company exempt under the Act


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/1       AYE also indirectly owns three other small nonutility companies.
        Allegheny Pittsburgh Coal Company, a Pennsylvania corporation which is jointly owned by AYE's utility subsidiaries, owns coal rights in a tract of land located in Washington County, Pennsylvania. West Virginia Power and Transmission Company (WVP&T), a West Virginia corporation, is a wholly owned subsidiary of West Penn Power Company, one of AYE's utility subsidiaries. West Penn West Virginia Water Power Company (WPWVWPC), a Pennsylvania corporation, is a wholly owned subsidiary of WVP&T. WVP&T and WPWVWPC each own tracts of land in West Virginia and Pennsylvania, respectively, generally along the Cheat River.


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which, through its operating utility subsidiary, Duquesne Light Company
("Duquesne Light"), is engaged in the generation, transmission, distribution and sale of electric energy. DQE serves a population of approximately 580,000 in an 800 square-mile area covering parts of Allegheny County, including the City of Pittsburgh, Beaver County and Westmoreland County, Pennsylvania. As of September 30, 1997, there were 77,670,083 shares of DQE common stock, par value $1.00 per share ("DQE Common Stock"), outstanding. DQE also has issued and outstanding 11,720 shares of Preferred Stock, Series A (convertible), no par value. DQE's principal corporate office is located in Coraopolis, Pennsylvania. On a consolidated basis, for the twelve months ended September 30, 1997, DQE's total revenues were approximately $1.22 billion, of which approximately $1.16 billion was derived from electric operations and approximately $58 million from other operations. Consolidated assets of DQE were approximately $4.7 billion, consisting of $3.7 billion in net electric utility assets and $1.0 billion in nonutility assets.

         DQE has four active, direct, wholly owned nonutility subsidiaries:
Duquesne Enterprises ("DE"), DQE Energy Services ("DES"), DQEnergy Partners, Inc. ("DQEnergy Partners") and Montauk, Inc. ("Montauk").

         DE makes strategic investments related to DQE's core energy business. These investments are intended to enhance DQE's capabilities as an energy provider, increase asset utilization, and act as a hedge against changing business conditions. DES is a diversified energy services company offering a wide range of energy solutions for industrial, utility and consumer markets worldwide. DES initiatives include energy facility development and operation, domestic and international independent power production, and the production and supply of innovative fuels. DQEnergy was formed in December 1996 to align DQE with strategic partners to capitalize on opportunities in the energy services industry. These alliances are intended to enhance the utilization and value of DQE's strategic investments and capabilities while establishing DQE as a total energy provider. Montauk is a financial services company that makes long-term investments and was established to provide financing for DQE's market-driven businesses and their customers.


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         AYP Sub will be incorporated under the laws of the Commonwealth of
Pennsylvania and will be a wholly owned subsidiary of AYE. The only authorized capital stock of AYP Sub will be common stock, par value $0.01 per share, and all outstanding shares will be held by AYE. AYP Sub has not had, and prior to the closing of the Merger will not have, any operations other than the activities contemplated by the Merger Agreement necessary to accomplish the combination of AYE and DQE.

         Pursuant to an Agreement and Plan of Merger, dated as of April 5, 1997 ("Merger Agreement"), AYP Sub will be merged with and into DQE. DQE will be the surviving corporation in the Merger and will become a wholly owned subsidiary of AYE. Upon the Merger becoming effective, each share of DQE Common Stock (other than Excluded Shares, as such term is defined in the Merger Agreement) issued and outstanding immediately prior to such time will be converted into the right to receive, and become exchangeable for, 1.12 shares of AYE Common Stock. Upon consummation of the Merger, holders of DQE Common Stock immediately prior to the Merger will own approximately 42% of the outstanding shares of AYE Common Stock after the Merger (based on the number of shares of AYE Common Stock and DQE Common Stock outstanding as of September 30, 1997).

         Each outstanding share of AYE Common Stock and the outstanding common stock, preferred stock and debt securities of each of DQE, DQE's subsidiaries and AYE's subsidiaries will remain unchanged. AYE states that the transaction is expected to be tax-free to AYE's and DQE's stockholders (except as to fractional shares). AYE states that the proposed Merger is expected to qualify for treatment as a pooling of interests.

         Following the Merger, DQE will become a direct public utility holding company subsidiary of AYE and the utility and nonutility subsidiaries of DQE will become indirect utility and nonutility subsidiaries of AYE. The Merger Agreement provides that AYE's principal corporate office will remain in Hagerstown, Maryland, with substantial operations to remain in the Pittsburgh, Pennsylvania area. AYE's board of directors will consist of a total of 15 directors, 9 of whom will be designated by AYE and 6 of whom will be designated by DQE.


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         AYE also requests approval of service agreements to be signed between
APSC and various subsidiaries of DQE. Subject to Commission approval thereof, the service agreements will become effective upon the consummation of the Merger and are similar in all material respects to those service agreements which APSC has signed with AYE's other subsidiaries and which have been approved by the Commission under Section 13 of the Act and Rule 88 thereunder. APSC will account for, allocate and charge its costs of the services provided on a full cost reimbursement basis under a work order system consistent with the Uniform System of Accounts for Mutual and Subsidiary Service Companies. All of the time APSC employees spend working for subsidiaries of DQE will be billed to and paid by the applicable subsidiary on a monthly basis, based upon time records. Each DQE subsidiary party to a service agreement will maintain separate financial records and detailed supporting records.

         AYE requests authorization to retain the nonutility businesses of DQE and the nonutility affiliates of DQE.

         AYE requests authority to form and capitalize a new subsidiary, AYP Sub, which will be incorporated under the laws of the Commonwealth of Pennsylvania, and will be a wholly owned subsidiary of AYE. AYP Sub will be incorporated solely for the purpose of effectuating the Merger.

         AYE also requests authorization to issue shares of AYE Common Stock in connection with the Merger.

         AYE further requests that its authority under Allegheny Power System, Inc., Holding Co. Act Release No. 26506 (Apr. 18, 1996) be amended to permit DQE's direct and indirect subsidiaries to participate in the Money Pool on the same terms and conditions as Monongahela, Potomac Edison and West Penn (i.e. be permitted to both invest in and borrow from the Money Pool).

         In addition, AYE requests that its authority under Allegheny Power System, Inc., Holding Co. Act Release No. 26590 (Oct. 9, 1996) be amended so that DQE's nonutility subsidiaries can borrow or obtain loan guarantees from AYE on the same terms and conditions as the existing nonutility subsidiaries of AYE.


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         For the Commission, by the Division of Investment Management, pursuant to delegated authority.



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